FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

1401 Highway 62-65 North

Harrison, Arkansas 72601

February 12, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attn: Michael Clampitt

Re:	First Federal Bancshares of Arkansas, Inc.

Registration Statement on Form S-4

File No. 333-190845

Request for Acceleration of Effective Date

Dear Mr. Clampitt:

First Federal Bancshares of Arkansas, Inc. (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”), accelerate the effective date of the above-referenced Registration Statement (the “Registration Statement”) and declare the Registration Statement effective at 4:00 p.m., Eastern Time, on February 13, 2014, or as soon thereafter as practicable, pursuant to Section 8(a) of the Securities Act of 1933, as amended.

The Company hereby confirms that there have been no material adverse changes in the Results of Operations or Financial Condition of either the Company or First National Security Company since September 30, 2013.

In connection with this request, the Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests that the Commission notify Daniel L. Heard at Kutak Rock LLP, at telephone number (501) 975-3133, upon acceleration of effectiveness of the Registration Statement.

Sincerely,

/s/ Christopher M. Wewers
President and Chief Executive Officer

cc:	Daniel L. Heard

C. Douglas Buford, Jr.